SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No.1)(1)


                              Inamed Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   453235103
--------------------------------------------------------------------------------
                                (CUSIP Number)


                               December 31, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [x]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   453235103
            ---------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Ronald E. Gutfleish
     c/o Elm Ridge Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     808,800

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     808,800

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     808,800

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     3.7%

12.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.   453235103
            ---------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Elm Ridge Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     418,175

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     418,175

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     418,175

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     1.91%

12.  TYPE OF REPORTING PERSON*

     CO

CUSIP No.   453235103
            ---------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Elm Ridge Value Advisors, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     390,625

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     390,625

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     390,625

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             [_]
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     1.79%

12.  TYPE OF REPORTING PERSON*

     CO

CUSIP No.   453235103
            ---------------------


Item 1(a).  Name of Issuer:


            Inamed Corp. (IMDC)

           --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:


            5540 Ekwill Street
            Suite D
            Santa Barbara, CA 93111-2919

           --------------------------------------------------------------------


Item 2(a)  - (c). Name Principal Business Address, and Citizenship of Person
                  Filing:


            Ronald E. Gutfleish - United States Citizen
            Elm Ridge Capital Management, LLC - Delaware Limited Liability
            Company
            Elm Ridge Value Advisors, LLC - Delaware Limited Liability Company

            747 Third Avenue, 33rd Floor
            New York, NY 10017


           --------------------------------------------------------------------


Item 2(d).  Title of Class of Securities:


            Common Stock, par value, $.01 per share

           --------------------------------------------------------------------

Item 2(e).  CUSIP Number:


            453235103
           --------------------------------------------------------------------


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

     (a)  [_] Broker or dealer registered under Section 15 of the Exchange
              Act.

     (b)  [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_] Insurance company as defined in Section 3(a)(19) of the Exchange
              Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_] An investment adviser in accordance with Rule
              13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Ronald E. Gutfleish                   808,800 shares
          Elm Ridge Capital Management, LLC     418,175 shares
          Elm Ridge Value Advisors, LLC         390,625 shares
          --------------------------------------------------------------------

     (b)  Percent of class:

          Ronald E. Gutfleish                       3.7%
          Elm Ridge Capital Management, LLC         1.91%
          Elm Ridge Value Advisors, LLC             1.79%
          --------------------------------------------------------------------


     (c)  Number of shares as to which such person has:

          (i)    Sole power to vote or to direct the vote

                 Ronald E. Gutfleish                   0 shares
                 Elm Ridge Capital Management, LLC     0 shares
                 Elm Ridge Value Advisors, LLC         0 shares
                 --------------------------------------------------------,

          (ii)   Shared power to vote or to direct the vote

                 Ronald E. Gutfleish                   808,800 shares
                 Elm Ridge Capital Management, LLC     418,175 shares
                 Elm Ridge Value Advisors, LLC         390,625 shares
                 -------------------------------------------------------,

          (iii)  Sole power to dispose or to direct the disposition of

                 Ronald E. Gutfleish                   0 shares
                 Elm Ridge Capital Management, LLC     0 shares
                 Elm Ridge Value Advisors, LLC         0 shares
                 ---------------------------------------------------------,

          (iv)  Shared power to dispose or to direct the disposition of

                 Ronald E. Gutfleish                   808,800 shares
                 Elm Ridge Capital Management, LLC     418,175 shares
                 Elm Ridge Value Advisors, LLC         390,625 shares
                 ---------------------------------------------------------,



Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [x].

          Ronald E. Gutfleish
          Elm Ridge Capital Management, LLC
          Elm Ridge Value Advisors, LLC

         ---------------------------------------------------------------------


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         N/A
         ---------------------------------------------------------------------


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         N/A

        -----------------------------------------------------------------------


Item 8.  Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         N/A

        -----------------------------------------------------------------------


Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         N/A

        ----------------------------------------------------------------------

Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                          February 13, 2003
                                                           -----------------
                                                               (Date)

                                           ELM RIDGE CAPITAL MANAGEMENT, LLC


                                                By:  /s/ Ronald E. Gutfleish
                                                     ------------------------
                                                       Ronald E. Gutfleish,
                                                       Managing Member


                                            ELM RIDGE VALUE ADVISORS, LLC


                                                 By:  /s/ Ronald E. Gutfleish
                                                      ------------------------
                                                        Ronald E. Gutfleish
                                                        Managing Member

                                                      /s/ Ronald E. Gutfleish
                                                      ------------------------
                                                        Ronald E. Gutfleish

                                                                    Exhibit A

                                   AGREEMENT

     The undersigned agree that this schedule 13G Amendment No. 1 dated February 13, 2003 relating to the $.01 par value Common Stock of Inamed Corporation shall be filed on behalf of the undersigned.


                                            ELM RIDGE CAPITAL MANAGEMENT, LLC


                                                By:  /s/ Ronald E. Gutfleish
                                                     ------------------------
                                                       Ronald E. Gutfleish,
                                                       Managing Member


                                            ELM RIDGE VALUE ADVISORS, LLC


                                                 By:  /s/ Ronald E. Gutfleish
                                                      ------------------------
                                                        Ronald E. Gutfleish,
                                                        Managing Member

                                                      /s/ Ronald E. Gutfleish
                                                      ------------------------
                                                        Ronald E. Gutfleish




03563.0004 #383682